Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$200,000,000.00	100.00%	$200,000,000.00	$14,260.00(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $56,000.10 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $14,260.00 registration fee for this offering, $41,740.10 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 532 dated August 3, 2010	Filed pursuant to Rule 424(b)(2)
to Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
relating to the Eksportfinans ASA U.S. Medium Term Note Program

$200,000,000.00 18 Month Floater Notes due February 6, 2012

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified currency:	U.S. dollars

Aggregate Principal Amount:	$200,000,000.00

Principal Amount per Note:	$100,000.00

CUSIP No.:	28264QT38

ISIN No.:	US28264QT386

	Issue price to public	Discounts and commissions	Proceeds to us
Per note:	$ 100,000.00	$0.00	$ 100,000.00
Total:	$200,000,000.00	$0.00	$200,000,000.00

Barclays Capital Inc.

Pricing Supplement dated August 3, 2010

Agent:	Barclays Capital Inc. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as: Trade Date: Original Issue Date: Maturity Date: Reference Rate:

Principal

August 3, 2010

August 6, 2010

February 6, 2012

1-Month USD-LIBOR-Reuters setting as of 11:00 am London time as published on Reuters Screen LIBOR01 Page (or any successor page thereto) on the related Interest Determination Date.

Redemption Amount: Interest Rate:	100.00% of the Principal Amount The notes bear interest at a variable rate reset for each Interest Period based on the Reference Rate plus 0.19% per annum.

Interest Payment Dates:	Monthly on the 6th of each month, beginning on September 6, 2010 to and including the Maturity Date.

Interest Determination Dates Interest Reset Date: Interest Period:

2 London Business Days prior to each Interest Reset Date.

The Original Issue Date and monthly thereafter on the 6th of each month.

Monthly from and including each Interest Payment Date (or the Original Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Day count convention: Calculation agent: Business Day:

Actual/360

Barclays Bank plc

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London and New York City.

London Business Day:	Any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London.

Business Day convention: Tax redemption:

Modified Following, adjusted.

We cannot redeem the notes prior to maturity unless, due to the imposition by the Kingdom of Norway or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the notes, we would become obligated to pay additional amounts. If such an imposition occurs, we may at our option redeem the notes (in whole, but not in part) by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice (the Tax Redemption Date). In such event, the Issuer will pay you the Redemption Amount on the Tax Redemption Date.

Additional amounts payable:	Yes

Authorized denominations Form of notes: Listing: Tax consequences:	$100,000.00 Book-entry None The notes will be treated as short-term debt securities, as described under “Taxation in the United States—Short-term debt securities” in the accompanying prospectus.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be calculated in accordance with the formula for determining the applicable Early Redemption Amount on the acceleration date.

Other:

The notes are not renewable notes, asset linked notes, amortizing notes or exchangeable notes, each as described in the prospectus supplement. In addition, there is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

ADDITIONAL INFORMATION

Calculation Agent

     We have initially appointed Barclays Bank plc as Calculation Agent for the purpose of determining the Reference Rate and the rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the Calculation Agent shall be final and binding on us and the holders of the notes. According to the terms of the Calculation Agency Agreement between Barclays Bank plc and Eksportfinans ASA, the Calculation Agent will notify the Issuer, Agent and Trustee of the occurrence or non-occurrence of any event, calculation and/or determination as soon as possible.

     Investors may obtain information at any time regarding the calculation of the Reference Rate as published on Reuters Screen LIBOR01 Page by contacting the Calculation Agent. Upon request, the Calculation Agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $100,000.00 of the Principal Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Barclays Bank plc
c/o Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
Attention: Interest Rates Structuring

Historical Information

     The following graph sets forth the daily levels of the Reference Rate from August 3, 2005 to August 3, 2010. The information listed below was obtained from Bloomberg without independent verification. The historical levels of the Reference Rate should not be taken as an indication of future performance. The actual performance of the Reference Rate over the life of the notes may bear little relation to the historical levels of the Reference Rate set forth below.

Same-Day Funds Settlement and Payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the notes will trade in the Depository’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Barclays Capital Inc. (the agent) as principal, pursuant to a terms agreement dated August 3, 2010 between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.